Exhibit 99.2


FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            THREE MONTHS ENDED            SIX MONTHS ENDED
(UNAUDITED)                                                        June 30,                    June 30,
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)       2005          2004            2005        2004
---------------------------------------------------------------------------------------------------------------


CONSOLIDATED REVENUES (NOTE 4)                            $ 74,539      $ 71,363       $ 137,636    $ 128,484
                                                        =======================================================

MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues (note 4(a))                              $ 32,241      $ 30,582        $ 61,268    $  55,909
    Reimbursed costs                                        16,058        13,630          30,602       25,949
                                                          -----------------------------------------------------

                                                            48,299        44,212          91,870       81,858
                                                          -----------------------------------------------------

EXPENSES:
    General and administrative expenses                     (9,459)       (8,442)        (19,193)     (16,680)
    Reimbursed costs                                       (16,058)      (13,630)        (30,602)     (25,949)
                                                          -----------------------------------------------------

                                                           (25,517)      (22,072)        (49,795)     (42,629)
                                                          -----------------------------------------------------

                                                            22,782        22,140          42,075       39,229
                                                          -----------------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS

REVENUES                                                    27,572        28,106          48,089       48,438
DISTRIBUTIONS FROM HOTEL INVESTMENTS                           132           293             132          293
EXPENSES:
    Cost of sales and expenses                             (28,549)      (28,436)        (54,900)     (55,290)
    Fees to Management Operations                           (1,464)       (1,248)         (2,455)      (2,105)
                                                           ----------------------------------------------------

                                                            (2,309)       (1,285)         (9,134)      (8,664)
                                                           ----------------------------------------------------

EARNINGS BEFORE OTHER OPERATING ITEMS                       20,473        20,855          32,941       30,565
DEPRECIATION AND AMORTIZATION                               (2,908)       (2,664)         (5,937)      (5,415)
OTHER INCOME (EXPENSE), NET (NOTES 4(a) AND 5)              (8,645)       (2,216)        (11,355)       1,063
                                                           ----------------------------------------------------

EARNINGS FROM OPERATIONS                                     8,920        15,975          15,649       26,213
INTEREST INCOME, NET                                           828           490           1,210        1,361
                                                           ----------------------------------------------------

EARNINGS BEFORE INCOME TAXES                                 9,748        16,465          16,859       27,574
                                                           ----------------------------------------------------

INCOME TAX RECOVERY (EXPENSE):
    Current                                                 (1,390)       (3,214)         (3,314)      (5,330)
    Future (note 5)                                          7,428          (493)          7,443         (781)
                                                           ----------------------------------------------------

                                                             6,038        (3,707)          4,129       (6,111)
                                                           ----------------------------------------------------

NET EARNINGS                                               $15,786      $ 12,758        $ 20,988    $  21,463
                                                           ====================================================

BASIC EARNINGS PER SHARE (NOTE 3(a))                       $  0.43      $   0.36        $   0.57    $    0.61
                                                           ====================================================

DILUTED EARNINGS PER SHARE (NOTE 3(a))                     $  0.42      $   0.34        $   0.55    $    0.58
                                                           ====================================================

See accompanying notes to consolidated financial statements.


FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS


                                                                                      AS AT        As at
(UNAUDITED)                                                                         JUNE 30,     December 31,
(IN THOUSANDS OF US DOLLARS)                                                           2005         2004
----------------------------------------------------------------------------------------------------------------




ASSETS

CURRENT ASSETS:

    Cash and cash equivalents                                                     $ 218,636       $ 226,377
    Receivables                                                                      83,660          81,541
    Inventory                                                                         1,028           1,439
    Prepaid expenses                                                                  3,935           2,981
                                                                                  ------------------------------
                                                                                    307,259         312,338


LONG-TERM RECEIVABLES                                                               192,964         179,060
INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS                                  120,074         131,338
FIXED ASSETS                                                                         53,658          59,939
INVESTMENT IN MANAGEMENT CONTRACTS                                                  171,652         181,273
INVESTMENT IN TRADEMARKS AND TRADE NAMES                                              4,241           4,424
FUTURE INCOME TAX ASSETS                                                             11,136           3,711
OTHER ASSETS                                                                         34,378          30,064
                                                                                  ------------------------------

                                                                                  $ 895,362       $ 902,147
                                                                                  ==============================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Accounts payable and accrued liabilities                                      $  48,544       $  60,415
    Long-term obligations due within one year                                         3,513           3,766
                                                                                  ------------------------------

                                                                                     52,057          64,181

LONG-TERM OBLIGATIONS (NOTE 2)                                                      257,593         253,066
SHAREHOLDERS' EQUITY (NOTE 3):
    Capital stock                                                                   250,216         248,980
    Convertible notes                                                                36,920          36,920
    Contributed surplus                                                               9,095           8,088
    Retained earnings                                                               211,580         192,129
    Equity adjustment from foreign currency translation                              77,901          98,783
                                                                                  ------------------------------
                                                                                    585,712         584,900
                                                                                  ------------------------------

SUBSEQUENT EVENT (NOTE 9)

                                                                                  $ 895,362       $ 902,147
                                                                                  ==============================

See accompanying notes to consolidated financial statements.



FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS


                                                              THREE MONTHS ENDED            SIX MONTHS ENDED
(UNAUDITED)                                                         JUNE 30,                    JUNE 30,
(IN THOUSANDS OF US DOLLARS)                                 2005           2004           2005         2004
-------------------------------------------------------------------------------------------------------------



CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS                    $  22,782     $  22,140      $  42,075    $  39,229
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                         504           354          1,089          744
                                                          ----------------------------------------------------

WORKING CAPITAL PROVIDED BY
 MANAGEMENT OPERATIONS                                      23,286        22,494         43,164       39,973
                                                          ----------------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS

LOSS BEFORE OTHER OPERATING ITEMS                           (2,309)       (1,285)        (9,134)      (8,664)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                         300           212            576          377
                                                          ----------------------------------------------------

WORKING CAPITAL USED IN
 OWNERSHIP AND CORPORATE OPERATIONS                         (2,009)       (1,073)        (8,558)      (8,287)
                                                          ----------------------------------------------------

                                                            21,277        21,421         34,606       31,686

INTEREST RECEIVED, NET                                       2,848         1,349          4,515        4,180
CURRENT INCOME TAX PAID                                     (2,349)       (1,095)        (5,455)      (1,259)
CHANGE IN NON-CASH WORKING CAPITAL                           2,205          (444)       (14,208)      (9,206)
OTHER                                                          (16)          (91)          (129)        (538)
                                                         ------------------------------------------------------

CASH PROVIDED BY OPERATIONS                              $  23,965     $  21,140      $  19,329    $  24,863
                                                         ======================================================


See accompanying notes to consolidated financial statements.



FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            THREE MONTHS ENDED             SIX MONTHS ENDED
(UNAUDITED)                                                       JUNE 30,                      JUNE 30,
(IN THOUSANDS OF US DOLLARS)                                 2005         2004             2005          2004
---------------------------------------------------------------------------------------------------------------------


CASH PROVIDED BY (USED IN):

OPERATIONS:                                               $  23,965   $  21,140        $  19,329      $  24,863
                                                           ----------------------------------------------------------

FINANCING:
   Issuance of convertible notes                                 -      241,332                -        241,332
   Other long-term obligations including
    current portion                                          (1,630)        (72)          (1,498)            16
   Issuance of shares                                         1,219       5,459            6,836          8,519
   Dividends paid                                                 -           -           (1,558)        (1,391)
                                                           ----------------------------------------------------------

CASH PROVIDED BY (USED IN) FINANCING                           (411)    246,719            3,780        248,476
                                                           ----------------------------------------------------------

CAPITAL INVESTMENTS:
   Increase in restricted cash                                    -     (55,204)               -        (55,204)
   Long-term receivables                                      5,725     (15,365)         (14,740)       (14,700)
   Hotel investments                                         (2,265)    (27,476)          (9,445)       (28,446)
   Disposal of hotel investments (note 5)                     7,326           -           12,672              -
   Purchase of fixed assets                                  (4,453)      1,391           (8,060)        (1,917)
   Investments in trademarks and trade
    names and management contracts                             (342)     (8,441)            (473)        (8,719)
   Other assets                                              (6,809)       (893)          (6,860)        (1,735)
                                                           ----------------------------------------------------------

CASH USED IN CAPITAL INVESTMENTS                               (818)   (105,988)         (26,906)      (110,721)
                                                           ----------------------------------------------------------

INCREASE (DECREASE) IN NET
     CASH AND CASH EQUIVALENTS                               22,736     161,871           (3,797)       162,618
DECREASE IN NET CASH AND CASH
   EQUIVALENTS DUE TO UNREALIZED FOREIGN
   EXCHANGE LOSS                                             (2,264)     (2,228)          (3,944)        (2,095)
CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                    198,164     132,979          226,377        132,099
                                                           ----------------------------------------------------------

NET CASH AND CASH EQUIVALENTS, END OF PERIOD              $ 218,636   $ 292,622        $ 218,636      $ 292,622
                                                           ==========================================================

SUPPLEMENTAL DISCLOSURE OF NET CASH AND
  CASH EQUIVALENTS:
   Cash and cash equivalents                              $ 218,636   $ 348,575        $ 218,636      $ 348,575
   Less restricted cash                                           -     (55,953)               -        (55,953)
                                                           ----------------------------------------------------------

   Net cash and cash equivalents                          $ 218,636   $ 292,622        $ 218,636      $ 292,622
                                                           ==========================================================


See accompanying notes to consolidated financial statements.



FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                                                                           SIX MONTHS ENDED
(UNAUDITED)                                                                                    JUNE 30,
(IN THOUSANDS OF US DOLLARS)                                                             2005             2004
-----------------------------------------------------------------------------------------------------------------


RETAINED EARNINGS, BEGINNING OF PERIOD                                             $ 192,129        $  169,364
NET EARNINGS                                                                          20,988            21,463
DIVIDENDS DECLARED                                                                    (1,537)           (1,367)
                                                                                ---------------------------------

RETAINED EARNINGS, END OF PERIOD                                                   $ 211,580        $  189,460
                                                                                =================================

See accompanying notes to consolidated financial statements.




FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended December 31, 2004.

1.  SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2004, except as disclosed below:

(a)  CHANGE IN REPORTING CURRENCY:
     We have historically prepared our consolidated financial statements in Canadian dollars. Effective for the three months ended March 31, 2005, we have adopted US dollars as our reporting currency. With the majority of our management fee revenues in US dollars, reporting in US dollars should reduce the volatility on reported results relating to the impact of fluctuations in the rate of exchange between the US and Canadian dollar relating to these revenues and, as a result, we believe it will provide our financial statement users with more meaningful information. We have not changed the functional currency of Four Seasons Hotels Inc., which remains Canadian dollars, or the functional currencies of any of its subsidiaries.

     The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flows. Equity transactions have been translated to US dollars at the historical exchange rates with opening equity accounts on January 1, 2003 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation" included as a separate component of shareholders' equity.

(b)  VARIABLE  INTEREST  ENTITIES:
     The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. Effective January 1, 2005, we adopted AcG-15 and have concluded that we do not have to consolidate any interest under AcG-15.

(c)  INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS:
     In conjunction with the issuance of Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. Beginning January 1, 2005, we were required to either equity account or consolidate our temporary investments in which we have over a 20% equity interest. In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North, and in April 2005, we sold the majority of our equity interest in Four Seasons Hotel Shanghai (note 5). As a result of the sales, our equity interests in each property were reduced to less than 20%. The change in accounting for these temporary investments did not have a material impact on our consolidated financial statements for the three months and six months ended June 30, 2005.

2.    LONG-TERM OBLIGATIONS:

(a)  BANK CREDIT FACILITY:
     We have a committed bank credit facility of $125,000, which expires in September 2007. As at June 30, 2005, no amounts were borrowed under this credit facility. However, approximately $4,000 of letters of credit were issued under this credit facility as at June 30, 2005. No amounts have been drawn under these letters of credit.

(b)  CURRENCY AND INTEREST RATE SWAP:
     In April 2005, we entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian Bankers Acceptance in arrears plus 1.1% per annum on an initial notional amount of C$269.2 million. On July 30, 2009, we will pay C$311.8 million and receive $250,000 under the swap. We have designated the swap as a fair value hedge of our convertible senior notes, which were issued in 2004.

3. SHAREHOLDERS' EQUITY:

As at June 30, 2005, we have 3,725,698 outstanding Variable Multiple Voting Shares ("VMVS"), 32,909,488 outstanding Limited Voting Shares ("LVS"), and 4,544,843 outstanding stock options (weighted average exercise price of C$59.32 ($48.13)).

(a)  EARNINGS PER SHARE:
     A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic and diluted earnings per share is as follows:


                                                                          Three months ended
                                                                               June 30,
                                                                   2005                        2004
----------------------------------------------------------------------------------------------------------------

                                                      NET EARNINGS      SHARES    Net earnings       Shares
----------------------------------------------------------------------------------------------------------------


Basic earnings per share amounts                     $  15,786        36,624,440   $ 12,758       35,484,874
Effect of assumed dilutive conversions:
   Stock option plan                                        --         1,325,607         --        1,494,286
   Convertible notes (issued in 1999
     and redeemed in September 2004)                        --                --        989        3,463,155
----------------------------------------------------------------------------------------------------------------

Diluted earnings per share amounts                   $  15,786        37,950,047   $ 13,747       40,442,315
================================================================================================================




                                                                            SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                    2005                         2004
-------------------------------------------------------------------------------------------------------------------------

                                                      NET EARNINGS      SHARES        Net earnings        Shares
-------------------------------------------------------------------------------------------------------------------------

Basic earnings per share amounts                       $  20,988       36,616,645       $ 21,463       35,386,149
Effect of assumed dilutive conversions:
   Stock option plan                                          --        1,454,426             --        1,467,988
   Convertible notes (issued in 1999
        and redeemed in September 2004)                       --              --           1,978        3,463,155
-------------------------------------------------------------------------------------------------------------------------

Diluted earnings per share amounts                     $  20,988       38,071,071      $  23,441       40,317,292
==========================================================================================================================



     The diluted earnings per share calculation excluded the effect of the assumed conversions of 693,056 and 59,000 stock options to LVS, under our stock option plan, during the three months and six months ended June 30, 2005, respectively (2004 - 858,196 and 1,015,916 stock options, respectively), as the inclusion of these conversions would have resulted in an anti-dilutive effect. There was no dilution relating to the convertible senior notes issued in 2004, as the contingent conversion price was not reached during the period.

     In June 2005, the Emerging Issues Committee of the CICA issued Abstract EIC-155, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which requires the application of the "if-converted method" to account for the potential dilution relating to the conversion of contingently convertible instruments, such as our convertible senior notes. EIC-155 will be effective for periods beginning on or after October 1, 2005. If we had adopted EIC-155 for the three months and six months ended June 30, 2005, there would have been no additional dilution for either period.

(b)  STOCK-BASED COMPENSATION:
     We use the fair value-based method to account for all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

     There were no stock options granted in the three months and six months ended June 30, 2005. The fair value of stock options granted in the three months and six months ended June 30, 2004 was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 3.86% to 4.39% and 2.96% to 4.39%, respectively; semi-annual dividend per LVS of C$0.055 for both periods; volatility factor of the expected market price of our LVS of 28% and 28% to 30%, respectively; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the three months and six months ended June 30, 2004, the weighted average fair value of the options at the grant dates was C$24.85 and C$25.35, respectively ($18.29 and $18.94, respectively). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options are amortized to compensation expense over the options' vesting period.

     Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months and six months ended June 30, 2005 and 2004, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings and basic and diluted earnings per share would have been adjusted to the pro forma amounts indicated below:


                                                          THREE MONTHS ENDED          SIX MONTHS ENDED
                                                               JUNE 30,                   JUNE 30,
                                                          2005         2004          2005         2004
-----------------------------------------------------------------------------------------------------------------



Stock option expense included
  in compensation expense                              $   (515)    $   (364)     $  (1,008)    $   (677)
                                                        =========================================================

Net earnings, as reported                              $ 15,786     $ 12,758      $  20,988     $ 21,463
Additional expense that would have been
  recorded if all outstanding stock options
  granted during 2002 had been expensed                    (681)        (628)        (1,372)      (1,280)
                                                        ---------------------------------------------------------

Pro forma net earnings                                 $ 15,105     $ 12,130      $  19,616     $ 20,183
                                                        ---------------------------------------------------------

Earnings per share:
  Basic, as reported                                   $   0.43     $   0.36      $    0.57     $   0.61
  Basic, pro forma                                         0.41         0.34           0.54         0.57
  Diluted, as reported                                     0.42         0.34           0.55         0.58
  Diluted, pro forma                                       0.40         0.32           0.52         0.55

4.   CONSOLIDATED REVENUES:

                                                          THREE MONTHS ENDED          SIX MONTHS ENDED
                                                               JUNE 30,                    JUNE 30,
                                                          2005         2004          2005          2004
-----------------------------------------------------------------------------------------------------------------

Revenues from Management Operations (a)                $ 48,299     $ 44,212      $ 91,870     $ 81,858
Revenues from Ownership and
   Corporate Operations                                  27,572     $ 28,106        48,089       48,438
Distributions from hotel investments                        132     $    293           132          293
Fees from Ownership and Corporate
   Operations to Management Operations                   (1,464)    $ (1,248)       (2,455)      (2,105)
                                                        ---------------------------------------------------------

                                                       $ 74,539     $ 71,363      $137,636     $128,484
                                                        =========================================================



(a) Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11,201, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. During the three months and six months ended June 30, 2004, we recognized $2,798 and $5,518, respectively, of the deferred gain in fee revenues. We did not hedge any of our US dollar fee revenues during the three months and six months ended June 30, 2005. In addition, effective January 1, 2004, the US dollar forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss and was included in other income (expense), net. This resulted in a $692 and $1,120 foreign exchange loss, respectively, for the three months and six months ended June 30, 2004.

5. OTHER INCOME (EXPENSE), NET:

Included in other income (expense), net for the three months and six months ended June 30, 2005 is a net foreign exchange loss of $3,289 and $3,682, respectively (2004 - net foreign exchange loss of $2,185 and net foreign exchange gain of $1,328, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our designated foreign self-sustaining subsidiaries.

On June 30, 2005, we finalized the assignment of our leases and the sale of the related assets in The Pierre for net proceeds of $4,520. The net book value of our assets in The Pierre was approximately $7,800 and, after deducting disposition costs, we recorded a loss on sale of $5,023. As a result of the sale, we also recorded a tax benefit of approximately $9,200, which is included in future income tax recovery.

As part of the sale of The Pierre, in accordance with statutory provisions, the purchaser agreed to assume a portion of our contribution history with a multi-employer pension fund for the unionized hotel employees (the "NYC Pension"). This permitted us to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10,700.

If the purchaser withdraws as the result of the lease cancellation by the landlord in certain circumstances in 2008 or 2011, we have agreed to indemnify the purchaser for that portion of the withdrawal liability relating to their assumption of our contribution history. The amount of any potential future liability resulting from this indemnity is not determinable at this time as it would be based upon future events related to the NYC Pension.

If the purchaser withdraws from the NYC Pension prior to 2011 in any circumstances other than those described above and does not pay its withdrawal liability, we remain secondarily liable for our withdrawal liability up to an amount of $10,700. We have been indemnified by the purchaser for any such liability.

We believe that the likelihood of our being required to make a payment is remote, and have not recorded any amount as at June 30, 2005 in respect of a potential NYC Pension withdrawal liability.

In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North for gross proceeds of $5,346, which approximated book value. As a result of the sale, our equity interest in the residence club was reduced to approximately 14%. In April 2005, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai for gross proceeds of $9,500 (cash of $4,241 and a loan receivable of $5,259), which approximated book value, and reduced our interest in the hotel to approximately 10%. As a result of the sale, we revalued this US dollar investment at March 31, 2005 at current exchange rates and recorded a loss of $1,930, which was included in other income (expense), net, during the three months ended March 31, 2005.

6. PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months and six months ended June 30, 2005 was $596 and $1,217, respectively (2004 - $559 and $1,134, respectively).

7. GUARANTEES AND OTHER COMMITMENTS:

We  have  provided  certain  guarantees  and  have  other  similar  commitments typically made in connection with properties under our management totalling a maximum of $47,000. These contractual obligations and other commitments are more fully described in the consolidated financial statements for the year ended December 31, 2004. Since December 31, 2004, we have reduced two of our bank guarantees, reduced two of our other commitments, and extended one new bank guarantee and two other commitments to two properties under our management, resulting in a net increase in guarantees and other commitments of $1,900.

In addition, we expect to fund approximately $21,000 over the next 18 months in connection with an expansion of our corporate office which is currently underway.


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8.   SEASONALITY:

Our hotels and resorts are affected by normally recurring seasonal patterns, and demand is usually lower in the period from December through March than during the remainder of the year for most of our urban properties. However, December through March is typically a period of relatively strong demand at our resorts.

As a result, our management operations are affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. This negative impact on management revenues from those properties is offset to some degree by increased travel to our resorts in the period.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters. With the disposition of our leasehold interest in The Pierre at the end of the second quarter of 2005 (note 5), we have substantially reduced the exposure to seasonality in our ownership operations.

9.   SUBSEQUENT EVENT:

In August 2005, we finalized an agreement with the owner of Four Seasons Hotel Newport Beach pursuant to which, effective October 31, 2005, the owner will begin to manage this property as an independent hotel. At the time of transition, we will receive a payment in an amount that will exceed the net book value of our investment in the management contract.



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